UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CANOPY GROWTH CORPORATION

(Name of Subject Company (Issuer))

CANOPY GROWTH CORPORATION

(Name of Filing Person (Issuer))

4.25% Convertible Senior Notes due 2023

(Title of Class of Securities)

138035 AA8

C2112G AA0

(CUSIP Number of Class of Securities)

Tim Saunders

Executive Vice President and Chief Financial Officer

1 Hershey Drive

Smith Falls, Ontario K7A 0A8

Canada

(855) 558-9333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$465,900,660	$56,468

*

Estimated solely for purposes of calculating the filing fee. The repurchase price of the 4.25% Convertible Senior Notes due 2023 (the “Notes”), as described herein, is calculated as the sum of (a) C$600,000,000, representing 100% of the principal amount of Notes outstanding as of November 1, 2018, plus (b) C$11,900,000, representing accrued but unpaid interest on the Notes up to, but excluding, December 5, 2018. The repurchase price has been converted into U.S. dollars based on an exchange rate on October 30, 2018, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars of C$1 equals US$0.7614.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.00012120.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

As required by the Indenture, dated as of June 20, 2018 (the “Indenture”) among Canopy Growth Corporation, a corporation organized and existing under the Canada Business Corporations Act (the “Company”), GLAS Trust Company LLC, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee, relating to the Company’s 4.25% Convertible Senior Notes due 2023 (the “Notes”), this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is being filed by the Company, with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, December 5, 2018, pursuant to the terms and conditions of the Fundamental Change Notice, Notice of Right to Convert, Notice of Make-Whole Fundamental Change and Related Conversion Rate Adjustment and Offer to Repurchase for Cash to Holders of 4.25% Convertible Senior Notes due 2023, dated November 2, 2018 (as it may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes.

The information contained in the Fundamental Change Notice, Notice of Right to Convert, Notice of Make-Whole Fundamental Change and Related Conversion Rate Adjustment and Offer to Repurchase for Cash to Holders of 4.25% Convertible Senior Notes due 2023, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1	Summary Term Sheet

The information under the heading “Summary Term Sheet,” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 2	Subject Company Information

(a)

The name of the issuer is Canopy Growth Corporation. The address of the issuer’s principal executive offices is 1 Hershey Drive, Smith Falls, Ontario K7A 0A8, Canada. The telephone number at the principal executive offices is (855) 558-9333.

(b)	The information under the heading “Market for the Notes and the Common Shares,” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(c)	The information under the heading “Market for the Notes and the Common Shares,” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 3	Identity and Background of the Filing Person

This is an issuer tender offer. The information set forth in Item 2(a) above and under the heading “Information Concerning the Company and Constellation” and Annexes A and B to Exhibit (a)(1)(A) are incorporated by reference herein.

Item 4	Terms of the Transaction

(a)

The information set forth under the headings “Summary Term Sheet” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(b)	The information set forth under the heading “The Investment, the Subscription Agreement and the Investor Rights Agreement” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

The information set forth under the headings “The Investment, the Subscription Agreement and the Investor Rights Agreement” and “Agreements Involving the Company’s Securities” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	The information set forth under the heading “Information Concerning the Notes” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(b)	The information set forth under the heading “Notes Acquired” included in Exhibit (a)(1)(A) is incorporated by reference herein.

(c)	The information set forth under the heading “Plans or Proposals of the Company” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 7	Source and Amount of Funds or Other Consideration

The information set forth under the heading “Payment for Surrendered Notes; Source and Amount of Funds” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 8	Interest in Securities of the Subject Company

The information set forth under the headings “The Company” and “Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 9	Persons/Assets, Retained, Employed, Compensated or Used

The information set forth under the heading “No Solicitations” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 10	Financial Statements

Not applicable.

Item 11	Additional Information

The information set forth under the heading “Important Information Concerning the Fundamental Change Repurchase Right and the Conversion Rights” included in Exhibit (a)(1)(A) is incorporated by reference herein.

Item 12	Exhibits

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice, Notice of Right to Convert, Notice of Make-Whole Fundamental Change and Related Conversion Rate Adjustment and Offer to Repurchase for Cash to Holders of 4.25% Convertible Senior Notes due 2023.

(a)(1)(B)	Notice of Right to Convert to Holders of Canopy Growth Corporation 4.25% Convertible Senior Notes due 2023, dated as of September 19, 2018.

(a)(1)(C)	Form of Substitute Form W-9.

(a)(5)	Press release announcing tender offer for the Company’s 4.25% Convertible Senior Notes Due 2023 dated November 2, 2018.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture dated as of June 20, 2018 among the Company, GLAS Trust Company LLC, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee.

(d)(2)	Subscription Agreement, dated August 14, 2018, between CBG Holdings LLC and the Company.

(d)(3)	Tranche A Common Share Purchase Warrant, dated November 1, 2018, issued by the Company to CBG Holdings LLC.

(d)(4)	Tranche B Common Share Purchase Warrant, dated November 1, 2018, issued by the Company to CBG Holdings LLC.

(d)(5)	Amended and Restated Investor Rights Agreement, dated November 1, 2018, by and between CBG Holdings LLC, Greenstar Canada Investment Limited Partnership and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018

Canopy Growth Corporation

By:	/s/ Tim Saunders
	Name:	Tim Saunders
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice, Notice of Right to Convert, Notice of Make-Whole Fundamental Change and Related Conversion Rate Adjustment and Offer to Repurchase for Cash to Holders of 4.25% Convertible Senior Notes due 2023.

(a)(1)(B)	Notice of Right to Convert to Holders of Canopy Growth Corporation 4.25% Convertible Senior Notes due 2023, dated as of September 19, 2018.

(a)(1)(C)	Form of Substitute Form W-9.

(a)(5)	Press release announcing tender offer for the Company’s 4.25% Convertible Senior Notes Due 2023 dated November 2, 2018.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture dated as of June 20, 2018 among the Company, GLAS Trust Company LLC, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee.

(d)(2)	Subscription Agreement, dated August 14, 2018, between CBG Holdings LLC and the Company.

(d)(3)	Tranche A Common Share Purchase Warrant, dated November 1, 2018, issued by the Company to CBG Holdings LLC.

(d)(4)	Tranche B Common Share Purchase Warrant, dated November 1, 2018, issued by the Company to CBG Holdings LLC.

(d)(5)	Amended and Restated Investor Rights Agreement, dated November 1, 2018, by and between CBG Holdings LLC, Greenstar Canada Investment Limited Partnership and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.